Exhibit 99.1

Farfetch Acquires Brand Platform New Guards Group, Advancing its Strategy to be the Global Technology Platform for the Luxury Fashion Industry

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Adds a “Brand Platform” layer to Farfetch’s existing Technology, Data and Logistics Platform layers, extending capabilities beyond technology solutions and global distribution into design, production and brand development

•	Uniquely positions Farfetch to leverage its global consumer base, large boutique network, significant data insights and now expert design capabilities to power the “Brands of the Future”
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Elevates Farfetch brand equity with New Guards Group’s exclusive licenses for successful labels including Off-White, Palm Angels, Marcelo Burlon County of Milan, Heron Preston, Alanui, Unravel Project and Kirin Peggy Gou

•	Enhances Farfetch’s financial profile, bringing meaningful scale and profitability
•	Farfetch will host a conference call today, August 8, 2019 at 4:30 p.m. Eastern Time to discuss this transaction and the Company’s Second Quarter 2019 Results

LONDON AND MILAN, August 8, 2019: Farfetch Limited (“Farfetch”, “the Company”) (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, and New Guards Group (“New Guards”), a brand platform for luxury brands’ design, production and distribution, today announced that they have entered into an agreement for Farfetch to purchase 100% of the shares of New Guards for a Total Enterprise Value of $6751 million (the “Acquisition”). The consideration payable by Farfetch will be split equally between cash and Farfetch shares, with the exact amounts to be determined at completion following customary adjustments.

Extends Capabilities as the Leading Global Technology Platform for the Luxury Fashion Industry

The acquisition of New Guards augments Farfetch’s strategy to be the global technology platform for luxury fashion, empowering individuality, and connecting creators, curators and consumers. New Guards is a brand platform that has launched several global luxury fashion brands, with a proven track record of identifying and nurturing some of the most culturally relevant emerging brands, designers and creative directors in the sector. New Guards provides the resources and expertise to transform early stage brands into profitable, high growth businesses, driving rapid, profitable growth for New Guards itself.

The Acquisition underscores Farfetch’s commitment to making strategic investments in assets that enhance and accelerate its existing strategy. The Board of Farfetch believes that the transaction will create significant value for Farfetch shareholders, and deliver meaningful benefits to consumers, designers, retailers and manufacturers within the luxury fashion ecosystem and, ultimately, enable the “Brands of the Future”.

[1]	Converted from EUR to USD at an exchange rate of 1.11

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“Brand Platform” extends Farfetch’s capabilities and reach across the luxury fashion ecosystem. The Acquisition adds a “Brand Platform” layer to the Farfetch platform and extends the Company’s proposition upstream by expanding its capabilities to now include design, production and brand development. With this Acquisition, Farfetch will be able to further leverage its existing capabilities – its global consumer base, superior data insights and expansive boutique network – in combination with New Guards’ expertise in supporting designers with services including strategy development, sourcing and production, merchandising, licensing, marketing and growth planning. Equipped with this full suite of services and capabilities, Farfetch will directly support new creative talent to unlock their vision and potential, deliver superior distribution and ensure consumers are served with the best new designer labels, to enable the “Brands of the Future”.

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Adds portfolio of exciting brands to the Farfetch Marketplace and expands existing portfolio brands’ reach. A number of the New Guards portfolio brands were already present - though only via boutiques - on the Farfetch Marketplace, including Off-White, which is one of the top 10 most popular brands for Farfetch in terms of Gross Merchandise Value. The Acquisition provides the opportunity to develop and introduce new and highly attractive brands to the Farfetch platform, along with exclusive capsule collections and collaborations to further enrich the consumer experience and boost consumer engagement with the Farfetch brand. New Guards owns majority stakes (c. 75% on average) in seven popular brands, most of which have demonstrated rapid and profitable growth within the first three years of ownership. Farfetch will help New Guards’ existing and future portfolio brands maximize their potential by opening new e-Concessions on the Farfetch Marketplace, and will power each brand’s own e-Commerce site and digital platforms through its Farfetch Platform Solutions capabilities.

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Promotes additional alignment with boutique sellers via a new model of “connected wholesale”. Farfetch will leverage its existing Technology, Data and Logistics infrastructure to tap into near-real-time supply and demand data to match New Guards’ production in a much quicker cycle. This “connected wholesale” model will create meaningful productivity gains by minimizing overstock and strengthening distribution, which should also reduce the need for markdowns.

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Enables promotion of some of the strongest sector talent. The Acquisition will see New Guards’ design and production capabilities combine with Farfetch’s existing technology, online and offline data, direct-to-consumer distribution and network of more than 650 of the most exclusive luxury boutiques in the world. This uniquely positions Farfetch to amplify the global sucess of new luxury fashion talent and further strengthens Farfetch’s position for the future, as consumers increasingly seek to discover the latest brands and trends in one seamless and personalized location.

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Underpinned by strong financial profile. New Guards has an exceptional financial profile. Founded in 2015, it has expanded rapidly and delivered strong profitable growth. New Guards produces “to order” (quantities are based on actual orders with paid deposits, and direct-to-consumer sales represent less than 5% of revenues) and overwhelmingly distributes via wholesale arrangements (circa 95% of revenues are wholesale), many of which are with boutiques that are already members of the Farfetch Marketplace, ensuring strong gross margins, minimal inventory risk (inventory on hand at fiscal year ended October 31 2018 was 9% of revenues for the period) and positive operating cashflow.

The New Guards portfolio delivered revenue for the 12 months ending April 30 2019 of $345 million, with profits before tax of $95 million in the same period. Further financial details for the New Guards Group include:

o	H1[2]-19 vs H1-18 revenue growth of 59% to $190 million
o	H1-19 gross profit margin of 55%
o	H1-19 vs H1-18 profit before tax growth of 83% to $57 million
o	H1-19 vs H1-18 net cash flows from operating activities[3] growth of 46% to $48 million
o	Inventory on hand at end April 30 2019 –$35 million

Terms and Financing

Farfetch will purchase 100% of the shares of New Guards for a Total Enterprise Value of  $675 million. The consideration payable by Farfetch will be split equally between cash and Farfetch shares, with the exact amounts to be determined at completion following customary adjustments.

The Company plans to fund the cash portion of the purchase price consideration with cash on hand. In connection with the Acquisition, and to ensure adequate financial flexibility and liquidity going forward, Farfetch has entered into a commitment letter with J.P. Morgan Securities plc for a €300 million senior secured loan facility for up to 12 months (“The Facility”). The closing of the Facility will be subject to customary conditions precedent, including the negotiation and execution of final documentation.

José Neves, CEO and Co-Chair, Farfetch, said: “The addition of New Guards’ brand platform brings a creative and industrial dimension to our suite of capabilities which, combined with our community of more than 650 boutiques, enables us to power and promote both new and existing creative names in the luxury industry to build the brands of the future.

The brands of the future will have three core elements. First, a creative tastemaker able to leverage digital channels to engage a global community; second, best-in-class design, planning and manufacturing; and third, direct-to-consumer global online distribution, complemented by a connected wholesale presence in the most prestigious physical boutiques.

This is what the combination of Farfetch and New Guards brings to the industry. Together, we can not only continue to develop New Guards’ current portfolio, but will also be uniquely

[2]   All H1 references refer to the unaudited financial period corresponding to the 6 months ended April 30, as provided by New Guards Group All H1 references refer to the unaudited financial period corresponding to the 6 months ended April 30, as provided by New Guards Group

[3]	Net cash flows from operating activities refers to operating profit before tax adjusted for cash taxes, depreciation and amortisation, less changes in working capital and other non monetary items positioned to bring many new talents to life with the combined layers of the Farfetch platform.

I believe this new dimension of our strategy expands and advances our vision of being the global platform for luxury, at the service of creators, curators and consumers, united for the love of fashion.”

Davide de Giglio, Co-Founder and CEO, New Guards Group , said: “We started New Guards Group because we had a vision to build a platform that could support the best creative talent in the world and build iconic brands. Creative visionaries need to be empowered with best-in-class design studios, industrial capabilities and global distribution channels. Farfetch has the technology, expertise and vision to take our business to the next level and unleash the talent of the future.”

The transaction is expected to close in the third quarter of 2019, subject to the satisfaction or waiver of closing conditions.

Conference Call Information

Farfetch will host a conference call today, August 8, 2019 at 4:30 p.m. Eastern Time to discuss the Acquisition and its Second Quarter 2019 results. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access the related press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Acquisition described herein, benefits and synergies of the Acquisition including for consumers, designers, retailers and manufacturers, value creation for Farfetch shareholders, future opportunities, anticipated business levels, future financial or operating performance, planned activities and objectives, anticipated growth, market opportunities, strategies, competition and other expectations, and assumptions underlying such statements , as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: we face uncertainties regarding the consummation of the Acquisition, including that certain conditions to the consummation of the Acquisition will not be satisfied;  we may not enter into a final agreement for the Bridge Facility in the timeframe expected or at all; we may experience difficulties integrating the operations of New Guards into our business and in realizing the expected benefits of the Acquisition, and we may need to use resources that are needed in other parts of our business to do so; New Guards may have liabilities that are not known, probable or estimable at this time, including costs or liabilities arising from New Guards’ failure to comply with intellectual property laws and licensing obligations to which they are subject; the Acquisition may result the diversion of Farfetch or New Guards management time and attention to issues relating to the Acquisition and integration; we may face difficulty retaining certain key employees of New Guards following the Acquisition; we will use substantial portions of our cash on hand to consummate the Acquisition; the complexity of the integration and transition associated with the Acquisition, together with the resulting increased scale, may affect our internal control over financial reporting and ability to effectively and timely report financial results; we may not achieve expected synergies and operating efficiencies attributable to the Acquisition within our expected time-frames or at all; we may incur significant transaction costs and integration costs in connection with the Acquisition; there is limited financial information on which to evaluate the Acquisition; the Acquisition could result in unexpected disruptions of the combined business; we may face challenges protecting and preserving New Guards’ intellectual property rights; the Acquisition may result in harm to our existing business relationships with retailers and boutiques as a result of the Acquisition; the Acquisition may result in harm to our brand and reputation; risks inherent to New Guards and its business model will result in additional strategic and operational risks to the Farfetch group which may impact our risk profile and which we may not be able to mitigate effectively. In addition, with regard to Farfetch, a number of important factors could cause our actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements. Such factors include, but are not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rate; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit shareholders’ ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2019 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, Farfetch and New Guards operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to Farfetch, New Guards, their respective boards of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

ENDS

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

Italy: +39 (02) 9288 6200

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry.  Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world.  Today the Farfetch.com Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,100 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform.  Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Browns and Stadium Goods, which offer luxury products to consumers.  Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

About New Guards Group

New Guards Group is a platform that has launched several global luxury fashion brands, with a proven track record of identifying and nurturing the most relevant emerging brands, designers and creative directors in the sector. New Guards provides the resources and expertise to transform early stage brands into profitable, high growth businesses, driving rapid, profitable growth for New Guards itself. The group started in 2015 and has been working since as as a platform for the development of innovative fashion brands: Marcelo Burlon County of Milan, Off White™, Palm Angels, Ben Taverniti ™ Unravel Project, Heron Preston, Alanui, Kirin Peggy Gou. While each brand’s creative process and identity is fiercely preserved, the group leverages synergies of its shared services.

For more information, please visit www.farfetchinvestors.com